UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Viridian Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

92790C 104

(CUSIP Number)

Ms. Erin O’Connor

Fairmount Funds Management LLC

200 Barr Harbor Drive, Suite 400

West Conshohocken, PA 19428

(267) 262-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

-with copy to-

Ryan A. Murr

Gibson, Dunn & Crutcher LLP

One Embarcadero Center Suite 2600

San Francisco, CA 94111

September 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 92790C104

1	NAME OF REPORTING PERSON Fairmount Funds Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,556,685(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,556,685(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,556,685(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.95%(2)
14	TYPE OF REPORTING PERSON IA

(1)	The securities include (i) 3,445,813 shares of common stock, $0.01 par value (“Common Stock”), and (ii) 12,110,872.18 (rounded to 12,110,872 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 133,191 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) and 48,463 shares of Series B Non-Voting Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”), the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock.

(2)	Based on 74,556,520 shares of Common Stock outstanding, consisting of 63,889,920 shares of Common Stock outstanding as of August 5, 2024 plus 10,666,600 shares of Common Stock sold in the Offering (as defined below).

CUSIP No. 92790C104

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,556,685(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,556,685(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,556,685(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.95%(2)
14	TYPE OF REPORTING PERSON PN

(1)	The securities include (i) 3,445,813 shares of Common Stock, and (ii) 12,110,872.18 (rounded to 12,110,872 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 133,191 shares of Series A Preferred Stock and 48,463 shares of Series B Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock.

(2)	Based on 74,556,520 shares of Common Stock outstanding, consisting of 63,889,920 shares of Common Stock outstanding as of August 5, 2024 plus 10,666,600 shares of Common Stock sold in the Offering (as defined below).

CUSIP No. 92790C104

Item 1.	Security and Issuer

This Amendment No. 6 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 5, 2021, Amendment No. 1 filed on September 23, 2021, Amendment No. 2 filed on August 19, 2022, Amendment No. 3 filed on November 3, 2023, Amendment No. 4 filed on January 24, 2024 and Amendment No. 5 filed on April 1, 2024 (as amended, the “Statement” or the “Schedule 13D”) by the Reporting Persons with respect to the common stock, $0.01 par value (“Common Stock”), of Viridian Therapeutics, Inc. (the “Company”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 6 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged. The address of the principal executive offices of the Company is 221 Crescent Street, Suite 401, Waltham, MA 02453.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed jointly by Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission (“SEC”) registered investment adviser under the Investment Advisers Act of 1940 (“Fairmount”) and Fairmount Healthcare Fund II GP LLC, a Delaware limited liability company (“Fairmount GP II,” and together with Fairmount, the “Reporting Persons”).

Fairmount serves as investment manager for Fairmount Healthcare Fund II LP (“Fund II”) and may be deemed a beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”) of any securities of the Company held by Fund II. Fund II has delegated to Fairmount the sole power to vote and the sole power to dispose of all securities held in Fund II’s portfolio, including the shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock reported herein. Because Fund II has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days’ notice, Fund II disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. The general partner of Fairmount is Fairmount Funds Management GP LLC (“Fairmount GP”). Fairmount and Fairmount GP disclaim beneficial ownership of the securities reported in this Amendment No. 6 other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Amendment No. 6 shall not be deemed an admission that any of Fairmount or Fairmount GP is the beneficial owner of such securities for any other purpose.

(b)	The principal business address of each of the Reporting Persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.

(c)	The principal business of Fairmount is to provide discretionary investment management services to qualified investors through its private pooled investment vehicle, Fund II. Fairmount GP II serves as the general partner to Fund II. Fairmount has voting and dispositive power over the shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock held by Fund II, which is deemed shared with Fairmount GP and Fairmount GP II. Fund II does not have the right to acquire voting or dispositive power over the Common Stock, Series A Preferred Stock or Series B Preferred Stock within sixty days.

(d)-(e)	During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(f)	Fairmount and Fairmount GP II are each a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

In aggregate, the Reporting Persons have voting and dispositive power over 15,556,685 shares of Common Stock of the Company, which is comprised of (a) 3,445,813 shares of Common Stock, and (b) 12,110,872.18 (rounded to 12,110,872 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 133,191 shares of Series A Preferred Stock and 48,463 shares of Series B Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock. On September 13, 2024, Fund II purchased a total of 1,600,000 shares of Common Stock of the Company for an aggregate of $30,000,000.00 in an underwritten public offering (the “Offering”). The shares were purchased with working capital. Fairmount and Fairmount GP II do not own any shares of Common Stock, Series A Preferred Stock or Series B Preferred Stock directly. Fairmount and Fairmount GP II are deemed to beneficially own the shares Common Stock, Series A Preferred Stock and Series B Preferred Stock held by Fund II. Fairmount and Fairmount GP II disclaim beneficial ownership of such shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock except to the extent of their pecuniary interest therein.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Fund II purchased the shares of Common Stock referenced in Item 3 for investment purposes.

Lock-up Agreement

Pursuant to lock-up agreements signed in connection with the Offering, the Reporting Persons and each director and officer of the Company agreed with the representatives of the underwriters, subject to specified exceptions, not to directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any other securities so owned that are convertible into or exercisable or exchangeable for Common Stock; or dispose of any shares of Common Stock, options to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock currently or hereafter owned either of record or beneficially. This restriction terminates after the close of trading of the Common Stock on and including the 60th day after the date of the prospectus supplement relating to the Offering.

Item 5.	Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon 74,556,520 shares of Common Stock outstanding, consisting of 63,889,920 shares of Common Stock outstanding as of August 5, 2024 plus 10,666,600 shares of Common Stock sold in the Offering. The Reporting Persons’ securities include (a) 3,445,813 shares of Common Stock and (b) 12,110,872.18 (rounded to 12,110,872 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 133,191 shares of Series A Preferred Stock and 48,463 shares of Series B Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock.

Fairmount is the investment manager or adviser to Fund II and has voting and dispositive power over shares of Common Stock held on behalf of Fund II. Fairmount GP II serves as the general partner to Fund II and is deemed to share voting and dispositive power over shares of Common Stock held on behalf of Fund II in its capacity as general partner.

The following table lists the Reporting Persons’ transaction in Common Stock that was effected in the sixty days prior to the filing of this Amendment No. 6:

Transaction	Purchaser	Date	Number of Shares	Price Per Share
Purchase	Fund II	September 13, 2024	1,600,000	$18.75

The Reporting Persons did not effect any transactions in shares of Series A Preferred Stock or Series B Preferred Stock in the sixty days prior to the filing of this Amendment No. 6.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 of the Reporting Persons’ Schedule 13D filed with the SEC on January 5, 2021).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement as of September 17, 2024.

FAIRMOUNT FUNDS MANAGEMENT LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND II GP LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member